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                                                           EXHIBIT (a)(5)

                                                       September 18, 1997


To Holders of Amgen CCPRs:

Accompanying this letter is an amendment to the Offer to purchase Amgen CCPRs made by PharmaInvest, L.L.C. on August 21, 1997. This amendment reflects changes in the disclosure document previously sent to you, but does not change the $240,000 per CCPR purchase price. As a result of the amendment, we are extending the offer to midnight (New York City time) on September 24, 1997.

Thank you for taking the time to consider the Offer.

Very truly yours,

PharmaInvest, L.L.C.